HAROLD W. PAUL, LLC
                                ATTORNEY AT LAW
                              1465 POST ROAD EAST
                               WESTPORT, CT 06880
                                 (203) 256-8005
                              FAX: (203) 256-9294


                                                       August 10, 2005




By Federal Express and EDGAR
----------------------------

Craig Slivka, Esq.
Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

       Re:   AquaCell Technologies, Inc.
             Amendment No. 1 to Registration Statement on Form S-3
             August 4, 2005
             File No. 333-121903
             Forms 10-QSB for Fiscal Quarters Ended December 31, 2004 and August 4, 2005
             File No. 1-16165

Dear Mr. Slivka:

    On behalf of AquaCell Technologies, Inc. we are responding to your comment letter dated August 9, 2005. We are filing Amendment No. 3 to Form S-3 and also enclosing a marked copy of the amended to expedite your review. Where appropriate, we are providing you with information supplementally in this letter.


FORM S-3/A FILED AUGUST 4, 2005
-------------------------------

General
-------

1. Amendment No. 3 with requested changes or supplemental information is enclosed.

2. The Company will be submitting an acceleration request seeking effectiveness prior to August 15, 2005.

Cover
-----

3. Responsive amendment made disclosing that two directors will be selling shares and receiving proceeds in the offering.

Plan of Distribution
--------------------

Outstanding Options and Warrants, page 13
-----------------------------------------

4. Supplementally, see chart annexed to this letter. Responsive amendment made disclosing a summary of the foregoing information on page 13 of the registration statement.

5. This comment is acknowledged and appropriate disclosure will be provided in future interim reports and the Company's Form 10-KSB for the period ended June 30, 2005. The Company affirms that the guidance provided in Rule 10-01(a)(s) for the appropriate level of necessary disclosure about options and warrants in interim reports will be provided in future 10-QSB filings.

FORM 10-QSB/A FOR THE PERIOD ENDED MARCH 31, 2005
-------------------------------------------------

General
-------

6. Where appropriate, future filings on Form 10-QSB will reflect this information.

Item 2. Management's Discussion and Analysis, page 12
-----------------------------------------------------

Liquidity and Capital Resources, page 15
----------------------------------------

7. Responsive amendment made to Form 10-QSB/A including this disclosure in Management's Discussion and Analysis.

8. Amendment No. 2 has been prepared for Form 10-QSB/A for the period ended March 31, 2005 to include Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations in its entirety as required by Exchange Act Rule 120-15.

    The entirety of Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations was included in Amendment No. 2 to Form 10-QSB/A for the period ended September 30, 2004.

    In all future filings Item 3 - Controls and Procedures, will be included in
    Part I and removed from Part II - Other Information.


AQUACELL TECHNOLOGIES CORPORATE PLAN
------------------------------------

Projected Consolidated Statements of Income
-------------------------------------------

9. Supplementally, we advise that the annual goodwill analysis has not yet been completed. As a preliminary indication the Company refers the Commission to its July 28, 2005 press release announcing the hiring of a new management team for its WST (now Aquacell Water, Inc.) subsidiary. This team has over 76 years of combined experience in all phases of the engineering, manufacture, sales, service and installation of water filtration equipment. Preliminary projections of revenues and profits indicate that a goodwill impairment loss is not probable.

10. Supplementally, we advise that the rollout of our program with Rite Aid took longer than anticipated to complete phase I due to logistical delays at the store level, which have been addressed. Phase I will be completed in early September.

    While we anticipate being behind projected installations at September and December 2005, we expect to be back on target by March 31, 2006 putting us on track to meet our June 30, 2006 projection. This is based upon our belief that we will finalize agreements with significant retailers into which we have installed test coolers, including CVS, Kmart/Sears and Winn Dixie, by mid to late September. The delay in finalizing CVS was due to their acquisition of Eckerd stores, which dominated the time of their legal and facilities personnel. The delay in finalizing Kmart is due to their merger with Sears, for the same reasons described above. We anticipate finalizing Winn-Dixie shortly, as they complete key issues in connection with their restructuring.

    All these retailers have indicated their intentions to move forward with the program, based upon the success of the test units installed in their premises. We also anticipate Rite Aid's release of phase 2 of the rollout for installations in additional stores in the fall, as well as completion of the Duane Reade stores by year end.

    We have been reluctant to finalize agreement and install our inventory of finished billboard coolers into smaller chains, as we are working closely with Unilever to facilitate finalizing the CVS agreement, as well as further our discussions with other large chain stores in which Unilever has expressed interest in being the exclusive advertiser.

    We are finalizing an arrangement with CBS Television Network on an advertising campaign for promotion of a new fall comedy, and have been approached by other advertisers and/or their agencies for future advertising programs, as well.

    We have recently hired a large public relations firm to promote our program through various media channels targeting the advertising industry, which we anticipate will be successful in expanding the program for both locations and advertisers.

    Of the coolers installed to date, 400 are carrying advertising.


    Please advise that you have no further comment and we will provide you with an acceleration request for this registration statement.

                                                Sincerely,

                                            /S/ HAROLD W. PAUL

HWP/sl                                          HAROLD W. PAUL

enc.

cc: Jennifer Hardy

                             Response to Comment #4

                        Schedule of Outstanding Options
                        -------------------------------
                                                                           Weighted Average
Exercise Price   # of Options   $ to be Raised       Expiration Date        Exercise Price
--------------   ------------   --------------   -----------------------   ----------------
    $0.37              35,000          $12,950   06/15/2012
    $0.40             190,000          $76,000   12/17/2009 - 06/24/2015
    $0.41              42,500          $17,425   04/18/2012
    $0.55             717,500         $394,625   01/04/2012 & 01/04/2015
    $0.60             142,500          $85,500   01/02/2010
    $0.65              30,000          $19,500   01/22/2013
    $1.00              60,000          $60,000   08/19/2014
    $1.15              87,000         $100,050   05/07/2007 & 08/19/2014
    $1.16              72,000          $83,520   05/15/2009
    $1.24             509,000         $631,160   01/05/2011 & 01/02/2014
    $1.45              50,000          $72,500   04/14/2014
--------------   ------------   --------------   -----------------------   ----------------
	            1,935,500       $1,553,230                                  $0.802
                 ============   ==============

                       Schedule of Outstanding Warrants
                       --------------------------------
                                                                            Weighted Average
Exercise Price   # of Warrants   $ to be Raised       Expiration Date        Exercise Price
--------------   -------------   --------------   -----------------------   ----------------
    $0.01              150,000           $1,500   08/06/2008
    $0.37              100,000          $37,000   06/15/2010
    $0.40              100,000          $40,000   12/17/2009
    $0.50              706,391         $353,196   06/30/2010
    $0.66               50,000          $33,000   08/14/2009
    $0.75            1,974,134       $1,480,601   12/30/2009 - 04/24/2010
    $0.78              160,000         $124,800   08/24/2007
    $0.80              350,000         $280,000   10/29/2009 - 11/10/2009
    $0.85              225,000         $191,250   11/16/2009
    $0.90              290,812         $261,731   09/30/2009 - 10/21/2009
    $0.95              110,140         $104,633   09/30/2009
    $1.00              182,667         $182,667   12/30/2009
    $1.16              685,000         $794,600   12/30/2009
    $1.22              150,000         $183,000   02/20/2009
    $1.60              500,000         $800,000   05/08/2008
    $1.75              600,000       $1,050,000   02/19/2009
    $1.90              608,695       $1,156,520   04/20/2009
    $2.00              134,033         $268,066   06/30/2009
    $3.00              150,334         $451,002   04/07/2010
    $3.30              100,000         $330,000   05/16/2007
    $4.00              223,473         $893,892   06/30/2009
$4.20 - $8.25          620,000       $3,333,549   Various
--------------   -------------   --------------   -----------------------   ----------------
                     8,170,679      $12,351,007                                   $1.51
                 =============   ==============


                     Warrants Held By Selling Stockholders
                     -------------------------------------

Range of Exercise Price   # of Warrants   $ to be Raised
-----------------------   -------------   --------------

     $0.37-$0.75              2,512,190       $1,765,545
     $0.80-$0.95              1,075,952         $922,614
     $1.00-$1.22                284,000         $317,000
     $2.00                      391,451         $782,902
     $3.00                       50,334         $151,002
     $4.00                      327,056       $1,308,224
-----------------------   -------------   --------------
                              4,640,983       $5,247,287
                          =============   ==============